<Translation>

File No.82-5139





URL : http://www.cybird.co.jp/english/investor/

News Release

March 1, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice regarding the Speculative Article as of 1st March, 2005

Today, there was an article on Cybird's alliance with another company carried by some of the press. We would like to assert that there has been no official announcement of any facts as reported in the article.

We will disclose the information and hold a press conference at the Kabuto Club as soon as the board of directors' resolution is made.

(End of document)



<Translation>

File No.82-5139



URL : http://www.cybird.co.jp/english/investor/



News Release

March 1, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

JIMOS CO.,LTD.
(Security Code: 3310, JASDAQ)
Representative: Fujio Komura
President
Contact: Yasuharu Kishitani
Director
81-3-5425-6336 (Public and Investor Relations Dept.)

Notice regarding Business and Capital Alliance

Tokyo, Japan, March 1, 2005 — CYBIRD Co., Ltd. (President and CEO Kazutomo Robert Hori), and JIMOS CO.,LTD. (President Fujio Komura), today agreed to a strategic business and capital alliance. Details are as follows.

1. Purpose of Business Alliance

Based on its mid-term corporate strategy for the term ending March 2008, CYBIRD is aiming to utilize its continued mobile site and e-mail services to solidify its base of customers that use its content distribution and other long-standing services and customers that have been attracted through other methods. CYBIRD plans to use this customer base to start new businesses, such as merchandising and advertising. To achieve an efficient and speedy start up to its merchandising operations, expected to be the pillar of its new businesses, CYBIRD decided to form a strategic partnership with JIMOS CO.,LTD., a direct marketing specialist. In the six years since launching its direct marketing business, JIMOS has expanded sales to approximately ¥10 billion, and achieved a 523% sales growth over the past four years. JIMOS also operates a marketing solution business, serving major cosmetic and food product manufacturers, railway companies, and other companies, including companies listed on the 1st Section of the Tokyo Stock Exchange.

In forming a strategic partnership with CYBIRD, a pioneer in the Japanese mobile business market, JIMOS is aiming to make a full-scale entrance into the mobile e-commerce market, which is expected to expand in future and to strengthen its competitiveness by broadening its access to potential customers for its direct marketing business.

CYBIRD and JIMOS believe that they can move into a broad spectrum of mobile e-commerce businesses by combining their special features, competitiveness, and corporate resources. To that end, they have entered into this comprehensive business and capital alliance.

2. Roles and Goals of Business Alliance

CYBIRD will aim to further solidify its customer base by continuing to develop and provide services that satisfy its customers—both customers of its existing services and those that have been attracted through other methods. JIMOS will leverage its planning and product development capabilities and its ability to communicate with customers to develop a merchandising business targeting CYBIRD's customer base. This separation of roles will enable CYBIRD to quickly establish a merchandising business and acquire a potential new source of earnings while JIMOS will target earnings growth through the acquisition of new sales channels.

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3. Outline of Companies Involved in Business Alliance

1) Name:	CYBIRD Co., Ltd.
2) Main business:	Development and supply of mobile Internet content, mobile corporate marketing, e-commerce, and cross media solution services
3) Establishment:	September 29, 1998
4) Head office:	6-10-1 Roppongi, Minato-ku, Tokyo
5) Representative:	Kazutomo Robert Hori
6) Paid-in capital:	¥3,230.71 million (as of Sept. 30, 2004)
7) Number of employees:	327 (consolidated basis as of Sept. 30, 2004)
8) Major shareholders and stake:	Kazutomo Robert Hori (President & CEO) 13.33%
9) Consolidated net sales:	¥10,713 million (fiscal year ended March 2004)
10) Consolidated ordinary income:	¥596 million (fiscal year ended March 2004)

Note: As of February 28, 2005, CYBIRD had no capital and personnel relationships with JIMOS.

1) Name:	JIMOS CO.,LTD.
2) Main business:	Direct marketing, wholesale, advertising agency, direct marketing solutions, e-commerce
3) Establishment:	September 14, 1998
4) Head office:	1-4-2 Tenjin, Chuo-ku, Fukuoka
5) Representative:	Fujio Komura (President)
6) Paid-in capital:	¥562.79 million (as of Dec. 31, 2004)
7) Number of employees:	105 (as of December 31, 2004)
8) Major shareholders and stake:	Fujio Komura (President) 52.7%
9) Consolidated net sales:	¥9,713 million (fiscal year ended June 2004)
10) Consolidated ordinary income:	¥1,287 million (fiscal year ended June 2004)

Note: As of February 28, 2005, JIMOS had no capital and personnel relationships with CYBIRD.

4. Details of Capital Alliance (Planned)

(1) March 23, 2005

CYBIRD will acquire 4,850 common shares of JIMOS through a third party allotment by JIMOS. In addition, the existing shareholders of JIMOS will sell a total of 4,810 common shares through an off market transaction.

(Expected value of the two transactions is approximately ¥2.3 billion.)

(2) June 30, 2005

CYBIRD will acquire 2,490 common shares of JIMOS from existing shareholders.

(Expected value of transaction is undetermined.)

5. CYBIRD's Ownership of Total JIMOS Voting Rights Before and After the Acquisition of JIMOS Shares

(1)	Acquisition scheduled for March 23, 2005	Before	After
A	Voting rights in JIMOS held by CYBIRD	0 units	9,660 units
	(JIMOS shares held by CYBIRD	0 shares	9,660 shares)
B	Total JIMOS voting rights	55,896 units	60,746 units
	(Issued and outstanding shares	55,896 shares	60,746 shares)
C	Proportion of total JIMOS voting rights	0%	15.90%
	(Proportion of issued JIMOS shares	0%	15.90%)

Note: Of the 4,810 shares being acquired from existing JIMOS shareholders, 3,610 shares are to be acquired from directors of the company (1,640 shares from President Fujio Komura and a total of 1,970 shares from other four directors).

(2)	Acquisition scheduled for June 30, 2005	Before	After
A	Voting rights in JIMOS held by CYBIRD	9,660 units	12,150 units
	(JIMOS shares held by CYBIRD	9,660 shares	12,150 shares)

<Translation>

B	Total JIMOS voting rights	60,746 units	60,746 units
	(Issued and outstanding shares	60,746 shares	60,746 shares)
C	Proportion of total JIMOS voting rights	15.90%	20.00%
	(Proportion of issued JIMOS shares	15.90%	20.00%)

* Figures for issued and outstanding shares in the above tables do not take in account shares which may be issued based on the exercise of subscription rights by the given dates.

6. Reason for Capital Alliance

To cement the comprehensive business alliance throughout the companies' wide range of mobile commerce businesses, CYBIRD has decided to acquire common shares of JIMOS. Under this plan, JIMOS is scheduled to become an affiliate accounted for by the equity method at the end of June 2005. CYBIRD is also considering a capital merger of both companies (establishment of a holding company, etc.) and Group management following evidence of the good result from the current alliance at both companies.

7. Timeline for Acquisition of JIMOS Shares by CYBIRD (Scheduled)

March 2, 2005	Off market securities transaction
March 23, 2005	Third party allotment capital increase settlement date
June 30, 2005	Additional shares acquired from JIMOS shareholders

8. Other

Both companies will consider the exchange of personnel based on the seconding or appointment of part-time directors from the other company.

9. Impact on CYBIRD's Performance

In this business alliance, CYBIRD and JIMOS aim ¥10 billion of net sales by the end of fiscal year ended March, 2008. As for the impact on both companies' performances from the next fiscal year, they are scrutinizing and will announce as soon as they fix.

(End of document)

<Translation>

File No.82-5139





URL : http://www.cybird.co.jp/english/investor/

News Release

March 3, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6110

Notice regarding Revision in Forecasted Cash Dividend for FY2005/3

Tokyo, Japan, March 3, 2005 — CYBIRD Co., Ltd. announced that, in a meeting held today, the Board of Directors made a decision to increase the cash dividend per share for the fiscal year ending March 2005. The following profit distribution proposal will be placed on the agenda of the 7th general shareholders' meeting scheduled for June 2005.

1. Reason for the Revision in the Forecasted Cash Dividend

CYBIRD places high priority on returning profits to shareholders. CYBIRD's fundamental policy is to decide profit distribution based on an overall evaluation of business performance, financial position and the necessity of replenishing internal funds for future growth. Based on that policy and in consideration that a performance for the current fiscal year is in line with forecasts and a gain of approximately ¥1.8 billion on sale of shares of an affiliate, CYBIRD has decided to reward shareholders for their support over the years by paying a special cash dividend of ¥167 per share in addition to the ¥167 per share ordinary cash dividend previously announced and place this proposal on the agenda of the 7th general shareholders' meeting.

2. Profit Distribution Proposal for the fiscal year ending March 2005 (7th Term)

	Fiscal Year End	Annual
Previous forecast (Announced on June 28, 2004 (Note))	¥167 (Ordinary cash dividend of ¥167)	¥167 (Ordinary cash dividend of ¥167)
Revision	¥334 (Ordinary cash dividend of ¥167) (Special cash dividend of ¥167)	¥334 (Ordinary cash dividend of ¥167) (Special cash dividend of ¥167)

Note: Following the announcement of a forecasted annual cash dividend of ¥500 per share on May 25, 2004. CYBIRD revised forecasted cash dividends to ¥167 per share on June 28, 2004 to reflect a 3-for-1 share split. This figure represented an actual upward revision of ¥1 per share.

CYBIRD paid an annual cash dividend of ¥500 per share in the fiscal year ended March 2004 in the form of a year-end ordinary dividend.

(End of document)